SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO

UNIBANCO UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CORPORATE TAXPAYERS ENROLLMENT N. 33.700.394/0001-40	CORPORATE TAXPAYERS ENROLLMENT N. 00.022.034/0001-87

NOTICE TO SHAREHOLDERS SHARE CONVERSION

1. We communicate the shareholders that, at Extraordinary General Meetings of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and of UNIBANCO HOLDINGS S.A. (“Holdings”), held on 19.08.2003, statutory alterations were approved that allow Unibanco’s shareholders to convert their common shares in preferred shares issued by Unibanco and the shareholders of Holdings to convert their common shares into class “B” preferred shares issued by Holdings. The conversion will be made at the proportion of one (1) common share issued by Unibanco for each preferred share issued by Unibanco and of one (1) common share issued by Holdings for each class “B” preferred share issued by Holdings.

2. Therefore, shareholders must observe the following:

(a) The maximum term for the conversion of shares issued by Holdings is up to August 22, 2003.

(b) The maximum term for the conversion of shares issued by Unibanco is up to August 29, 2003.

3. The shareholders who wish to make the above mentioned conversion shall proceed as follows:

(a) Individual Shareholder: must attend the Shareholders Support Area, personally or by means of a duly constituted attorney, with the respective power of attorney with certified signature and with the following documents: originals or certified copies of Identity Card, Individual Taxpayers' Register and proof of residence of the shareholder and/or of the attorney, jointly with the written request for the conversion.

(b) Corporate Shareholder: the legal representative or the shareholder’s attorney must attend personally the Shareholders Support Area, with the documents mentioned on letter (a) of this item 3, jointly with the copy of the shareholder’s by-laws and, as the case may be, of the legal representative’s election document or of the power of attorney with certified signature.

4. The addresses of the Shareholders Support Area are the following:

(a) In São Paulo: Rua da Quitanda, 157 – 4th floor São Paulo – SP 01012-010 Brazil Phone: 55 11 3119-4348/4336 Fax: 55 11 3119-4211

(b) In Rio de Janeiro: Rua Sete de Setembro, 111 – sobreloja Rio de Janeiro – RJ 20050-002 Brazil Phone: 55 21 2277-1233 Fax: 55 21 2277-1220

São Paulo, August 19, 2003

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.
José Lucas Ferreira de Melo	Geraldo Travaglia Filho
Investor Relations Executive Officer	Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.